

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 7, 2016

Via E-mail
David A. Webb
Chairman and President
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
One American Road
Dearborn, Michigan 48126

Re: **Ford Credit Auto Lease Two LLC**
CAB East LLC
CAB West LLC
Registration Statement on Form SF-3
Filed December 14, 2015
File Nos. 333-208514, 333-208514-01 and 333-208514-02

Dear Mr. Webb:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

David A. Webb
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
January 7, 2016
Page 2

2. Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities, will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.   Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

3. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Refer to General Instruction I.B.1(e) of Form SF-3.

Reference Pool

Representations About Reference Pool, page 53

4. Please confirm that there is no material risk that the ability of Ford Credit, as sponsor and as servicer, to comply with the reallocation provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1108(b)(4) of Regulation AB.

Obligation to Reallocate Ineligible Leases and Leased Vehicles, page 54

5. We note your disclosure that "a noteholder may make a request or demand that a lease or leased vehicle be reallocated from the reference pool due to a breach of representation made about the leases or leased vehicles and the indenture trustee will notify Ford Credit of any noteholder request or demand it receives." However, it is not clear from your disclosure whether a beneficial owner may make a reallocation request through the indenture trustee, or if it must make the reallocation request through DTC and its participants. Please revise your disclosure here and throughout your prospectus as necessary to clarify how a beneficial owner may make a reallocation request.

Dispute Resolution for Reallocation Requests, page 57

6. We note your disclosure that a noteholder, as a requesting party, may utilize the dispute resolution provision. However, it is not clear from your disclosure how a beneficial owner may exercise its right to dispute resolution. Please revise your disclosure to describe how investors may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a reallocation request and a referral to dispute resolution. Also revise to disclose the requirements, if any, for an investor that is not the holder of record to verify to the depositor that it is a beneficial owner.

David A. Webb
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
January 7, 2016
Page 3

7. We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

8. We note your disclosure that "[i]f the lease subject to a reallocation request has been part of an asset representations review and the asset representations review report states that no tests were failed for the lease, the reallocation request for the lease will be deemed by the requesting party to have been resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of Asset-Backed Securities Disclosure and Registration (Release Nos. 33-9638, 34-72982) (the "Regulation AB 2 Adopting Release") ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any reallocation request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any lease asset to dispute resolution.

9. We note your disclosure that "[i]f the parties fail to agree at the completion of the mediation, the requesting party may refer the reallocation request to arbitration." Please revise to clarify that the requesting party may also proceed to filing a suit in court.

10. We note your disclosure that "[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential." Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

11. Please also revise to clarify to what extent a "repurchase request" differs from a "reallocation request."

David A. Webb
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
January 7, 2016
Page 4

Credit Risk Retention, page 81

12. We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

13. We note your disclosure on page 84 that the sponsor believes that the inputs and assumptions described could have a significant impact on the fair value calculation. Please revise to specify that the sponsor has described all inputs and assumptions that could have a <u>material</u> impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculation. Refer to Rule 4(c)(1)(i)(F) of Regulation RR

Exhibits

Exhibit 5.1 – Opinion of Katten Muchin Rosenman LLP with respect to legality

14. We note that the legal opinion only opines on the legality of the notes. Please revise, or file a separate opinion, to opine on the legality of the exchange notes being registered. Refer to Item 601(b)(5) of Regulation S-K.

Exhibit 10.10 – Asset Representations Review Agreement

15. We note in Section 3.4(d) that any Review Lease included in a prior review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a Review Lease, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus where appropriate to disclose this aspect of the asset representations review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

David A. Webb
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
January 7, 2016
Page 5

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Susan J. Thomas, Esq., Ford Motor Credit Company LLC
        Joseph P. Topolski, Esq., Katten Muchin Rosenman LLP